Filed by World Wrestling Entertainment, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: World Wrestling Entertainment, Inc.

Commission File No. 001-16131

Date: May 22, 2023

The following are excerpts from an interview of Nick Khan, Chief Executive Officer of World Wrestling Entertainment, Inc., on SVB MoffettNathanson Technology, Media & Telecom Conference held on May 18, 2023:

Analyst, MoffettNathanson LLC: But let's start there, right? So everyone knows the recently announced deal to merge WWE with UFC. At a high level, can you lay out the rationale for the deal and the top priorities for WWE in this new entity?

Nick Khan:Yes. So thanks, everyone, for coming today. Jim Burtson, going on next, my former colleague, still friend, good to see you, Michael Mann, good to see you also. So, a couple of things on this. I think Vince McMahon, the founder of the company, as everybody knows, the controlling shareholder, as everyone also knows in the room, that's not some marketing term, that's the actual legal term, he controls the decision. So he had stepped out of the business for a while, came back in and announced that we were going to explore strategic alternatives. At 77 years old, having worked for 50-plus years to build what is now a multibillion-dollar empire, he wanted to take a look to see if there was actual merger, acquisition, sale, whatever we might want to do to see if that could be real. And we undertook the process. It was a robust process. There was quite a lot of positivity on the product. And ultimately, at the end of the day, Endeavor proved to be the right partner for it.

Analyst, MoffettNathanson LLC: Okay. In terms of your priorities going forward?

Nick Khan: Regulatory approval, regulatory approval, regulatory approval. After that to sort of – we've made a commitment to the Street and to everyone else that there would be at least $50 million in cost synergies. So those are not the easiest processes to go through, but we've already have transition teams in place, and we've started that process to see how can we make the two companies more efficient under the new umbrella company. And from there, then it comes down to making money. Anyone can slash and burn, as you know, so assume that we can do that effectively or effectively enough and then we have to grow the property.

Analyst, MoffettNathanson LLC: Okay. And you mentioned some of us may be surprised that Vince wanted to do this. And you spent a lot of time with him. You're CEO. What have you seen inside it? Like what was like the motivating factor that you think that drove this big change?

Nick Khan: I can't discuss that. Kidding. I can discuss that. Don't worry. There's a couple of things on it. When he came back, again, the term was for strategic alternatives. And he and I had a private conversation, which he's certainly comfortable with me sharing today where I said, hey, just tell me, is this real because there's some scuttlebutt out there that maybe this is just your way to come back into your company, which, again, you would have the right to do also. And he said, no, I'm committed to it. I give you my word. Raine was the lead banker on the transaction. Vince said, I want to make sure WWE has a strong banker on it. That's going to be management's decision and then the Board, of course, would need to have some sort of representation as well. So he gave me his word that he was serious about the process, lo and behold, he was serious about the process and that the deal was finalized April 1st and announced the morning of April 3rd before the market opened.

Analyst, MoffettNathanson LLC: We're fully aware of that. We were working hard on some of that work. So basically, a question we have for you is, how do you feel the organization and culture of your company is prepared to live under now a larger corporate umbrella, right? So you had a very special culture, and we know about culture. How do you fully prepare to kind of take all of those next steps internally?

Nick Khan: So, I think, we look at the UFC transaction from 2016 and Dana White, who has had a long relationship with – a very good relationship with – I remember when the transaction first happened, and Dana has talked about this publicly, he went into a bit of a dark place for a moment in time because having built the company with the Fertittas, who are obviously close friends of him, they were leaving. And at a certain point, Lorenzo Fertitta came to Dana and said, Dana, you should be happy for us. This is what we want to do. Dana snapped out of it, leaned completely into Ari Emanuel on the Endeavor side. And if you look at the valuation of the UFC now, it's 3x what it was in 2016. So it worked. So for us at WWE, we're going in as the new guys. We're the new people there. The UFC and Endeavor have been in business again for seven years now. For us, we go in. We have a fresh point of view. We allow for fresh points of views to be shared and let's see what we can do together.

Analyst, MoffettNathanson LLC: Okay, got it. Can we talk a bit about some of the potential revenue synergies from this deal as much as you can talk about it? First off, we thought you should provide us an update on where the WWE is right now on the rights renewal cycle, both in the U.S. and outside the U.S.

Nick Khan: Yes. So a lot of conversation in the past couple of days about the U.S. media rights. So let's talk about that first, if that's okay. And by the way, in terms of the next 12 months, it's U.S. and U.K. and then everything internationally is beyond the next 12 months. So that's the hyper-focus for now.

So Fox and NBCU have obviously been great partners to us. I think Lachlan Murdoch was here yesterday, talked about the partnership. Like any negotiation, they want to pay as little as they can, same for NBCU. We want as much as they can. So our preference would be to stay in business with both of those partners on Raw and SmackDown that being said in terms of live content that delivers. We have to make sure it's always been my mantra even when I was an agent at CA to underpromise and overdeliver.

So there's obviously a lot of documents that have been filed with the transaction, with projections and all of these things. The hope is to have a material increase in the way there was a material increase last time. The reality of it is that we're going to get a really good increase for both of these properties. It's too early yet to say, is it 1.5x, is it greater than 1.5x? But if you're in the underpromise and overdeliver category, I'd rather go on the low end, and we'll see in 6 to 12 months, exactly how it plays out.

Analyst, MoffettNathanson LLC: Okay. And then how is your approach to rights negotiations changed now that you're under the same corporate umbrella as you have seen?

Nick Khan: So the key thing, for now, is there can be no gun jumping while we wait for regulatory approval. So it's a very delicate balance of myself, Triple H, who's the head of our creative content, Paul Levesque is his real-life name, being in the rooms to sell the product through with Endeavor on the outside, helping with those conversations. We have to be very meticulous about that, we have been and we will be. So there's no bundling of rights with the UFC. There's none of that.

The UFC's deal is up a year after, give or take. Our deals are up in the United States. So the hyperfocus is getting maximum return for the WWE product in the U.S. and then the UK, as I mentioned earlier, as you mentioned too, that's in the next 12 months. So we've been spending a lot of time there. Our current partner, BT has been a great partner. Sky was not a Comcast property when we did the BT deal. And we all know that Amazon is getting more and more aggressive in Europe. So between those enterprises and other folks, who we're talking to, we think we'll have a great result there as well.

Analyst, MoffettNathanson LLC: And the follow-up is what could possibly change with UFC as a partner, right? So they've been pushing global for a while. So when you look at what they've done, what's the opportunity you see for youself?

Nick Khan: So look, they've done a number of successful shows in Australia. We did an Australian stadium show that wasn't televised, pre-pandemic. So we didn't monetize it properly. So a government subsidy for that show is something that folks are working on. So to get that, which obviously decreases our cost risk on that. And to do a show in Australia where we have what we think is a pretty big new deal with Foxtel, which is a FOX/News Corp company. To do a show there on a date or a month that is good for them, it'll kick start that relationship off the right way.

Analyst, MoffettNathanson LLC: Because you guys have a – it's a big cost investment to basically do, we chose international rights. We don't under – I think we probably underestimate the cost of putting on a show like this.

Nick Khan: It's huge because – again, as I said earlier, we produced our own product. So most of our stuff has to be shipped over, which is extremely expensive at this moment in time. It was one of the many reasons why the Endeavor proposal was attractive to us. The Endeavor operation in London is quite strong, which gives us production facilities and capabilities in all of Europe and beyond without having to endure those shipping costs. So we think we'll be able to take the cost down on those shows while increasing revenue.

Analyst, MoffettNathanson LLC: Right, for them at this point, yes. Okay. So you mentioned this earlier. I know it's a true talking point. While many of the sports and TV shows for that matter are adhered to a schedule with a season and off-season, both the WWE and the UFC provide year-around content. What do you believe is the value of having that year round content? And what's the potential incremental content in the WWE universe? So what more can you do your every day of the week? But how do you think about blowing out even more content?

Nick Khan: Look, ideally, for us, we would go every day of the week as long as there's a unique product that we can put on the air that we think would resonate. So something that we've discussed internally. Lucha Libre in Mexico and LatAm is a big, big product. It's just the Mexican style of wrestling, which is called Lucha Libre. So to start something like that down the road. And again, this would be well after U.S. media rights are settled, UK media rights are settled, the synergies are all in place. We have our legs under us at the NewCo. That's something that's interesting to us, especially with the growing Hispanic audience in the United States, you want programming that appeals to Spanish-speaking Hispanics and English-speaking Hispanics. We over-index in the Hispanic community already with our, if you will, American content or English content, so to target that is something that's of interest.

Analyst, MoffettNathanson LLC: I mean, you have negotiations with U.S. broadcasters or cable nets, how important is that 52-year program? So I think it's getting harder and harder, obviously, to launch new content, harder and harder to build 26 weeks of episodes. Is that now something UFC or so five years ago, it's a real advantage for you to get more price out of negotiation.

Nick Khan: Huge, huge advantage. I think what you saw was a flawed system in scripted programming, where the networks together with, let's say, buy 500 scripts, make 50 of them into pilots and then order, let's say, 10 to 15 of them to series. This is for all of the buyers. That seemed like an upside-down business model, which has seemed to have corrected itself. So even when we did the deal with Fox a few years ago, it was, okay, we can get WWE at this price, we'll go, if it's not 52 weeks because of the world series or whatever it is, 48 to 50 weeks a year, we know what we're getting.

So we know what the ratings are going to be. We know what we're getting. And we think even if you look at USA, the only preemption that we've had there was for the last winter Olympics, which part of the new MVPD deals that NBCU did require live airing of, I think it was from Beijing, of the Winter Olympics on USA and other platforms. So we like it for our audience because you know where we are, when we're going to be there. We think the buyers like it for that same reason.

Analyst, MoffettNathanson LLC: Okay. Sorry James. Okay, so you mentioned it earlier, we don’t call it pay-per-view anymore, right? But let’s talk about how it’s currently constructed? And we spent a lot of time looking at EDR and UFC and how they’ve done it right with ESPN.

So talk to me about maybe an opportunity to – to change the model going forward, right, that has to be part of the calculus longer-term?

Nick Khan: Yeah, absolutely. Look, we’re open to all conversations on it. So depending on what the economics are, depending on what the price points of the pay-per-views would be, Disney has hiked up prices a couple of times now on the UFC, depending on what that is and what we think our audience’s appetite would be for that, those all go into the equation, as to whether we would want to do that or not.

Analyst, MoffettNathanson LLC: Cool. Last question for you. After the Endeavor deal closes, after regulatory gets approved, what may be the biggest surprises in WWE or TKO’s future story that investors don’t believe today or give you credit for, right?

Nick Khan: I think that the cost synergies, assume everyone knows there’ll be a certain number of cost synergies. We think there’ll be more than what people are expecting. The revenue synergies, again, this media rights cycle, it’s not timed out the right way. But even if you think about it, we have a pretty – WWE has a pretty significant toy deal with Mattel because the UFC fighter deals are structured in a different way than the WWE etalent deals are. You’ve never seen, let’s say a Conor McGregor action figure because to have one athlete to do it, it’s not worth Mattel’s time.

Even if you look at the big leagues outside of – I think the company was called Starter years ago, a Tom Brady action figure doesn’t exist because Tom Brady has the rights to his action figure. And again, one person going to Mattel saying, make an action figure to me it’s not going to work for them. So to pull those things in to combine the merchandise efforts, to combine international sales, where again Endeavor has been quite strong, the UFC has been quite strong. We think all of those will lead to more revenue at a lesser cost over a period of time.

Cautionary Statement Regarding Forward-Looking Statements

This communication, and oral statements made from time to time by our representatives contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Endeavor Group Holdings, Inc. (“Endeavor”) and WWE, including statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, expected synergies, impacts and benefits of the potential transaction, the expected leadership team of the new public company (“NewCo”), the projected financial information, future opportunities, expected cash distributions and other statements regarding NewCo’s and WWE’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected market opportunity, growth, financial performance, expected synergies and closing of the transaction. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Endeavor and WWE management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Endeavor and WWE may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that neither WWE nor Endeavor will have sufficient cash at close to distribute to shareholders (or that the amount of cash available for distribution will be less than what the parties expect); unfavorable outcome of legal proceedings that may be instituted against WWE and Endeavor following the announcement of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact Endeavor’s, NewCo’s and WWE’s risk profiles, which each company may not be able to mitigate effectively. In addition, a number of important factors could cause Endeavor’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in Endeavor’s or WWE’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as any such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov, Endeavor’s investor relations site at investor.endeavorco.com and WWE’s investor relations site at https://corporate.wwe.com/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Endeavor nor WWE undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information For Investors And Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transaction, NewCo has filed a registration statement on Form S-4 with the SEC, which includes an information statement of WWE and a preliminary prospectus of NewCo. After the registration statement is declared effective, WWE will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that WWE may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF WWE ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by WWE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WWE will be available free of charge on WWE’s website at https://corporate.wwe.com/.